



09058933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/08_____ AND ENDING _____12/31/08_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BOSSIO FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28004 CENTER OAKS, SUITE 100
_____
(No. and Street)

WIXOM   MI   48393
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN J. BOSSIO   248-449-9310
_____
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROEN, KLUKA & COMPANY, P.C.
_____
(Name – if individual, state last, first, middle name)

888 WEST BIG BEAVER, SUITE 790   TROY   MI   48084
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, __ALAN J. BOSSIO_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____BOSSIO FINANCIAL GROUP, INC._____.
of __DECEMBER 31_____, 20_08____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____CEO_____
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying statement of financial condition of Bossio Financial Group, Inc. as of December 31, 2008, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bossio Financial Group, Inc. at December 31, 2008, and the results of its operations and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Groen, Kluka and Company, P-C.

February 17, 2009

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

ASSETS	
Cash	$ 12,267
Furniture, fixtures and equipment, less depreciation (Notes A2 and B)	-
	$ 12,267

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses to related party	$ 1,800
STOCKHOLDERS' EQUITY (Note D)	
Common stock - authorized, 60,000 shares; issued and outstanding, 10,000 shares	40,388
Retained earnings	(29,921)
	10,467
	$ 12,267

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2008

Revenues	
Commissions	$19,271
Investment banking	52,500
Interest	41
	71,812
Expenses (Note E)	
Management fee	67,000
License, fees and dues	645
Professional and outside services	2,720
Other operating expenses	308
	70,673
Net income (Note C)	$ 1,139

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

For The Year Ended December 31, 2008

	Common Stock	Retained Earnings
Balance at January 1, 2008	$40,388	$(23,060)
Shareholder distributions	-	(8,000)
Net income for year	-	1,139
Balance at December 31, 2008	$40,388	$(29,921)

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2008

Cash flows from operating activities		
Net income		$ 1,139
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ -	
Increase in accrued expenses	1,700	1,700
Net cash provided (used) by operating activities		2,839
Cash flows (used) by investing activities:		
Purchase of equipment.....................		-
Cash flows used by financing activities:		
Distributions to shareholders	(8,000)	
Advances to shareholder	-	(8,000)
Decrease in cash		(5,161)
Cash at beginning of year		17,428
Cash at December 31, 2008		$12,267
Cash paid during the year for interest		$ -

The accompanying notes are an integral part of this statement.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied, in the preparation of the accompanying financial statements follows:

1. Organization and Nature of Business

Bossio Financial Group, Inc. (the Company) was incorporated in Michigan and has membership in the National Association of Securities Dealers, Inc. Pursuant to orders issued by the Securities Exchange Commission, the Company conducts a general securities business as a securities broker/dealer and as a registered investment advisor and must meet the requirements of the 1934 Securities Act and the 1940 Investment Advisors Act.

The client base of the Company is retail and institutional accounts located primarily in southeast Michigan. The Company introduces all of its customers' accounts to New York Stock Exchange, Inc. member firms on a fully disclosed basis. As such, the Company does not carry customer funds or customer securities and is exempt from certain provisions of SEC Rule 15c3-3.

2. Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

3. Commissions and Investment Banking

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment banking revenue includes fees from securities offerings and advisory services, and are recorded at the time the income is reasonably determinable.

4. Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization is charged to operations over the useful lives of the assets, five years, using accelerated depreciation methods.

BOSSIO FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A   - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

5. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B   - FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following at December 31, 2008:

Office Equipment	$ -
Less: Accumulated Depreciation	-
	$ -

NOTE C   - INCOME TAXES

Pursuant to an election under Subchapter S of the Internal Revenue Code, the stockholders' have elected to be taxed personally for income tax purposes and not as a corporation.

NOTE D   - NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $10,467, which was $5,467 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

NOTE E   - RELATED PARTY TRANSACTIONS

The company's management and administration is provided by A.J. Bossio & Co., P.C., a company related via common ownership. Management fees, administrative and occupancy expenses paid for the year ended December 31, 2008 was $67,000.

<u>SUPPLEMENTAL INFORMATION</u>



GK &Co.

Groen, Kluka & Company, P.C.
Certified Public Accountants and Management Consultants



888 West Big Beaver Road, Suite 790
Troy, Michigan 48084
(248) 362-5000, Facsimile (248) 362-0999
Website: www.groenkluka.com

Members of CPA Associates International
With over 230 member offices worldwide

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Bossio Financial Group, Inc.

We have audited the accompanying financial statements of Bossio Financial Group, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated February 17, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Groen, Kluka + Company, P.C.

February 17, 2009

BOSSIO FINANCIAL GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

NET CAPITAL
  Total stockholders' equity (qualifying)......... $10,467

  Non-allowable assets
    Furniture, fixtures and equipment............. $ -
    Deposits and receivables......................   -
    Haircuts on securities-stocks and mutual funds   -
    Undue concentrations ....   -   -

  Net capital   10,467

  Net capital requirement   5,000

  Excess net capital $ 5,467

AGGREGATE INDEBTEDNESS
  Total liabilities and aggregate indebtedness ... $ 1,800

Net capital per above $10,467

Ratio of aggregate indebtedness to net capital 17

RECONCILIATION WITH COMPANY'S COMPUTATION

  Net capital, as reported in Company's Part II
    Focus report $10,467
      Net audit adjustments   -

  Net capital per above $10,467

There are no material differences between net
capital as reported in the Company's Part II
Focus Report and the computation of net capital
above.

-12-

BOSSIO FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

December 31, 2008

TABLE OF CONTENTS